October 18, 2013

VIA EDGAR

Mr. Tom Kluck

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Healthcare Trust of America Holdings, LP

Registration Statement on Form S-4

File No. 333-190916

Dear Mr. Kluck:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Healthcare Trust of America, Inc. and Healthcare Trust of America Holdings, LP (together, the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 10:00 A.M. ET, on October 22, 2013, or as soon thereafter as practicable.

The Registrant acknowledges that:

•	should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HEALTHCARE TRUST OF AMERICA, INC.

By:	/s/ Kellie S. Pruitt
Name: Kellie S. Pruitt
Title: Chief Financial Officer,
Secretary and Treasurer

HEALTHCARE TRUST OF AMERICA HOLDINGS, LP

By:	HEALTHCARE TRUST OF AMERICA, INC., its general partner

By:	/s/ Kellie S. Pruitt
Name: Kellie S. Pruitt
Title: Chief Financial Officer,
Secretary and Treasurer